Exhibit 99.1

Ellomay Capital Reports Results for the Three and Nine Months Ended September 30, 2016

Tel-Aviv, Israel, December 28, 2016 – Ellomay Capital Ltd. (NYSE MKT; TASE: ELLO) (“Ellomay” or the “Company”) an emerging operator in the renewable energy and energy infrastructure sector, today reported its unaudited financial results for the three and nine month periods ended September 30, 2016.

Financial Highlights

•
Revenues were approximately $10.6 million (approximately €9.5 million) for the nine months ended September 30, 2016, compared to approximately $11.6 million (approximately €10.4 million) for the nine months ended September 30, 2015. The decrease in revenues is mainly a result of relatively lower electricity spot prices and radiation levels during the nine months ended September 30, 2016 compared to the nine month period ended September 30, 2015, as 2015 was characterized by relatively high levels of radiation.

•
Operating expenses were approximately $1.9 million (approximately €1.7 million) for the nine months ended September 30, 2016, and for the nine months ended September 30, 2015. Depreciation expenses were approximately $3.7 million (approximately €3.3 million) for the nine months ended September 30, 2016, and for the nine months ended September 30, 2015.

•
General and administrative expenses were approximately $3.4 million for the nine months ended September 30, 2016, compared to approximately $2.7 million for the nine months ended September 30, 2015. The increase is mainly due to the Pumped Storage Project in the Manara Cliff in Israel (the “Manara PSP”), an amount that was recorded in the general and administrative expenses.

•
Company’s share of income of investee accounted for at equity, after elimination of intercompany transactions, was approximately $1.1 million for the nine months ended September 30, 2016, and for the nine months ended September 30, 2015.

•
Financing expenses, net was approximately $4.5 million for the nine months ended September 30, 2016, compared to financing income, net of approximately $0.9 million for the nine months ended September 30, 2015. The change in financing expenses was mainly due income deriving from the reevaluation of our EUR/USD forward transactions, our currency interest rate swap transactions and our interest rate swap transactions in the aggregate amount of approximately $4.5 million during the nine months ended September 30, 2015, compared to a loss of approximately $1.5 million during the nine months ended September 30, 2016.

•
Taxes on income was approximately $0.6 million for the nine months ended September 30, 2016, compared to tax benefit of approximately $2.1 million for the nine months ended September 30, 2015. This tax benefit for the nine months ended September 30, 2015 resulted mainly from deferred tax income included in connection with the application of a tax incentive claimable upon filing the relevant tax return by reducing the amount of taxable profit.

•	Net loss was approximately $2.2 million for the nine months ended September 30, 2016, compared to net income of approximately $7.5 million for the nine months ended September 30, 2015.

•
Total other comprehensive income was approximately $2.5 million for the nine months ended September 30, 2016, compared to other comprehensive losses of approximately $5.2 million for the nine months ended September 30, 2015. The change was mainly due to presentation currency translation adjustments as a result of fluctuations in the Euro/USD exchange rates. Such gain is a result of the revaluation in the Euro against the U.S. Dollar of approximately 2.76% for the nine months ended September 30, 2016, compared to devaluation of approximately 7.6% for the nine months ended September 30, 2015.

•	Total comprehensive income was approximately $0.3 million for the nine months ended September 30, 2016, compared to approximately $2.3 million for the nine months ended September 30, 2015.

•
EBITDA was approximately $6.5 million for the nine months ended September 30, 2016 compared to approximately $8.1 million for the nine months ended September 30, 2015, respectively. The decrease in EBITDA is mainly due to the decrease in revenues resulting from relatively lower electricity spot prices and radiation levels and the investment in the Manara PSP.

•
Net cash provided by operating activities was approximately $2.4 million for the nine months ended September 30, 2016 compared to approximately $4.6 million for the nine months ended September 30, 2015. The decrease in net cash provided by operating activities is mainly attributable to VAT refunds received by two of the Company’s Spanish subsidiaries during the nine months ended September 30, 2015 amounting to approximately $1.6 million, and increased expenditure in connection with the Manara PSP during the nine month period ended September 30, 2016.

•
In August 2016, Ellomay Pumped Storage (2014) Ltd., a 75% owned subsidiary of the Company, received a conditional license for the Manara PSP from the Israeli Minister of National Infrastructures, Energy and Water Resources (the “Conditional License”). The Conditional License regulates the construction of a pumped storage plant in the Manara Cliff with a capacity of 340 MW. The Conditional License includes several conditions precedent to the entitlement of the holder of the Conditional License to receive an electricity production license.

•
In July 2016, the Company, through its wholly-owned subsidiary Ellomay Luxemburg Holdings S.àr.l. (“Ellomay Luxemburg”), entered into a strategic agreement (the “Ludan Agreement”) with Ludan Energy Overseas B.V. (“Ludan”), a wholly-owned subsidiary of Ludan Engineering Co. Ltd. (TASE: LUDN), in connection with Waste-to-Energy (specifically Gasification and Bio-Gas (anaerobic digestion)) projects in the Netherlands. Pursuant to the Ludan Agreement, subject to the fulfillment of certain conditions (including the financial closing of each project and receipt of a valid Sustainable Energy Production Incentive subsidy from the Dutch authorities and applicable licenses), the Company will acquire at least 51% of each project company and Ludan will own the remaining 49%. The expected overall cost of the projects is approximately EUR 200 million (including project financing).

Pursuant to the Ludan Agreement, during July, September and October of 2016, the Company, through, Ellomay Luxemburg, entered into loan agreements with Ludan whereby the Company provided approximately Euro 2.1 million (approximately $2.2 million) to Ludan (the "Ludan Loans"), for purposes of the acquisition of the the rights in Groen Gas Goor B.V. ("Groen Goor"), a project company developing an anaerobic digestion plant, with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands (the "Goor Project") and the acquisition of the Goor Project’s land. Ellomay Luxemburg was issued shares representing a 51% interest in Groen Goor. During November 2016, Groen Goor entered into an EPC and O&M agreement in connection with the Goor Project with Ludan. It is estimated that the duration of the construction of the Goor Project shall be approximately one year and the expected overall capital expenditure in connection with the Goor Project are approximately Euro 10 million (approximately $10.6 million). The Ludan Loans converted into Ellomay Luxemburg shareholder’s loans to Groen Goor upon the financial closing of the Goor Project, which occurred on December 20, 2016. Groen Goor executed the financing agreement with Coöperatieve Rabobank U.A. that agreed to provide the following financing tranches: (i) two loans with principal amounts of Euro 3.9 million and Euro 1.7 million, each with a fixed annual interest rate of 3% for the first five years, for a period of 12.25 years, repayable in equal monthly installments commencing three months following the connection of the Goor Project's facility to the grid and (ii) an on-call credit facility of Euro 370,000 with variable interest.

As of December 1, 2016, the Company held approximately $27.8 million in cash and cash equivalents, approximately $1 in marketable securities and approximately $6.2 million in restricted cash.

Ran Fridrich, CEO and a board member of Ellomay commented: “Ellomay continues to maintain a stable operating profit and to expand its operations. We continue promoting the Manara Cliff pumped-storage project and recently entered into the Netherlands Waste-to-Energy market. On December 20, 2016 the financial closing of the first Dutch biogas Project occurred. This is an important milestone for Ellomay, executing our strategic plan to expand our operations.”

Information for the Company’s Series A Debenture Holders

As of September 30, 2016, the Company’s Net Financial Debt (as such term is defined in the Series A Debentures Deed of Trust) was approximately $12.2 million (consisting of approximately $19.4 million of short-term and long-term debt from banks and other interest bearing financial obligations and approximately $41.6 million in connection with the Series A Debentures issuances (in January and June 2014), net of approximately $29.2 million of cash and cash equivalents and marketable securities and net of approximately $19.6 million of project finance and related hedging transactions of the Company’s subsidiaries).

Use of NON-IFRS Financial Measures

EBITDA is a non-IFRS measure and is defined as earnings before financial expenses, net, taxes, depreciation and amortization. The Company presents this measure in order to enhance the understanding of the Company’s historical financial performance and to enable comparability between periods. While the Company considers EBITDA to be an important measure of comparative operating performance, EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account the Company’s commitments, including capital expenditures, and restricted cash and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. Not all companies calculate EBITDA in the same manner, and the measure as presented may not be comparable to similarly-titled measures presented by other companies. The Company’s EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. A reconciliation between results on an IFRS and non-IFRS basis is provided in the last table of this press release.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE MKT, under the trading symbol “ELLO” and with the Tel Aviv Stock Exchange under the trading symbol “ELOM.”  Since 2009, Ellomay Capital focuses its business in the energy and infrastructure sectors worldwide. Ellomay (formerly Nur Macroprinters Ltd.) previously was a supplier of wide format and super-wide format digital printing systems and related products worldwide, and sold this business to Hewlett-Packard Company during 2008 for more than $100 million.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 22.6MW of photovoltaic power plants in Italy and approximately 7.9MW of photovoltaic power plants in Spain;
•
9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850 MW, representing about 6%-8% of Israel’s total current electricity consumption; and

•
75% of Chashgal Elyon Ltd., Agira Sheuva Electra, L.P. and Ellomay Pumped Storage (2014) Ltd., all of which are involved in a project to construct a 340 MW pumped storage hydro power plant in the Manara Cliff, Israel.

Ellomay Capital is controlled by Mr. Shlomo Nehama, Mr. Hemi Raphael and Mr. Ran Fridrich. Mr. Nehama is one of Israel’s prominent businessmen and the former Chairman of Israel’s leading bank, Bank Hapohalim, and Messrs. Raphael and Fridrich both have vast experience in financial and industrial businesses. These controlling shareholders, along with Ellomay’s dedicated professional management, accumulated extensive experience in recognizing suitable business opportunities worldwide. The expertise of Ellomay’s controlling shareholders and management enables the company to access the capital markets, as well as assemble global institutional investors and other potential partners. As a result, Ellomay is capable of considering significant and complex transactions, beyond its immediate financial resources.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements including changes in regulation, seasonality of the PV business and market conditions. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: anatb@ellomay.com

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Financial Position

	September 30,	December 31,
	2016	2015
	Unaudited	Audited
	US$ in thousands
Assets
Current assets
Cash and cash equivalents	23,684	18,717
Marketable securities	5,555	6,499
Restricted cash	81	79
Other receivables and prepaid expenses	7,852	8,218
	37,172	33,513
Non-current assets
Investment in equity accounted investee	30,666	33,970
Financial assets	4,405	4,865
Fixed assets	77,526	78,975
Restricted cash and deposits	6,222	5,317
Deferred tax	2,793	2,840
Advances on account of investments	2,039	-
Other assets	939	847
	124,590	126,814
Total assets	161,762	160,327

Liabilities and Equity
Current liabilities
Loans and borrowings	1,219	1,133
Debentures	5,414	4,878
Trade payables	1,014	869
Other payables	4,045	3,223
	11,692	10,103
Non-current liabilities
Finance lease obligations	4,588	4,724
Long-term loans	13,104	13,043
Debentures	36,204	35,074
Deferred tax	967	823
Other long-term liabilities	3,296	2,495
	58,159	56,159
Total liabilities	69,851	66,262

Equity
Share capital	26,597	26,597
Share premium	77,724	77,723
Treasury shares	(1,983)	(1,972)
Reserves	(12,750)	(15,215)
Retained earnings	2,886	7,200
Total equity attributed to shareholders of the Company	92,474	94,333
Non-Controlling Interest	(563)	(268)

Total equity	91,911	94,065
Total liabilities and equity	161,762	160,327

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Comprehensive Income (loss)

	For the Nine Months ended September 30,		For the Three Months ended September 30,
	2016	2015	2016	2015
	Unaudited
	US$ thousands (except per share amounts)
Revenues	10,574	11,613	4,061	4,385
Operating expenses	1,858	1,930	699	568
Depreciation expenses	3,654	3,694	1,136	1,238
Gross profit	5,062	5,989	2,226	2,579

General and administrative expenses	* 3,359	* 2,735	1,519	1,029
Company’s share of gain of investee accounted for at equity	1,097	1,112	785	895
Other income, net	85	60	-	3
Operating Profit	2,885	4,426	1,492	2,448

Financing income	196	370	32	1,277
Financing income (expenses) in connection with derivatives reevaluation, net	(1,458)	4,496	(434)	(811)
Financing expenses	(3,260)	(3,926)	(1,365)	(853)
Financing income (expenses), net	(4,522)	940	(1,767)	(387)

Profit (loss) before taxes on income	(1,637)	5,366	(275)	2,061

Tax benefit (Taxes on income)	(568)	2,122	(259)	2,830

Net income (loss) for the period	(2,205)	7,488	(534)	4,891
Income (Loss) attributable to:
Shareholders of the Company	(1,910)	7,672	(434)	4,956
Non-controlling interests	(295)	(184)	(100)	(65)

Net income (loss) for the period	(2,205)	7,488	(534)	4,891
Other comprehensive income (loss)
Items that are or may be reclassified to profit or loss:
Foreign currency translation adjustments	(699)	(219)	(432)	(918)
Items that would not be reclassified to profit or loss:
Presentation currency translation adjustments	3,164	(4,968)	1,146	491

Total other comprehensive income	2,465	(5,187)	714	(427)

Total comprehensive income	260	2,301	180	4,464

Basic net earnings (loss) per share	(0.18)	0.72	(0.04)	0.46
Diluted net earnings (loss) per share	(0.18)	0.71	(0.04)	0.46

* Expenses in the amount of approximately $1.2 million in connection with “Manara PSP” were recorded in the general and administrative expenses for the nine months ended September 30, 2016 compared to approximately $0.6 million for the nine months ended September 30, 2015.

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

								Non- controlling	Total
	Attributable to owners of the Company							interests	Equity
					Translation
					Reserve	Presentation
					From	currency
	Share	Share	Retained	Treasury	Foreign	translation
	capital	premium	earnings	shares	operations	reserve	Total
	Unaudited
	US$ in thousands
For the nine months ended
September 30, 2016

Balance as at
January 1, 2016	26,597	77,723	7,200	(1,972)	814	(16,029)	94,333	(268)	94,065
Loss for the period	-	-	(1,910)	-	-	-	(1,910)	(295)	(2,205)
Other comprehensive income	-	-	-	-	(699)	3,164	2,465	-	2,465
Total comprehensive income	-	-	(1,910)	-	(699)	3,164	555	(295)	260
Own shares acquired	-	-	-	(11)	-	-	(11)	-	(11)
Cost of share-based payments	-	1	-	-	-	-	1	-	1
Dividend distribution	-	-	(2,404)	-	-	-	(2,404)	-	(2,404)
Balance as at
September 30, 2016	26,597	77,724	2,886	(1,983)	115	(12,865)	92,474	(563)	91,911

								Non- controlling	Total
	Attributable to owners of the Company							interests	Equity
					Translation
					Reserve	Presentation
					From	currency
	Share	Share	Retained	Treasury	Foreign	translation
	capital	premium	earnings	shares	operations	reserve	Total
	Unaudited
	US$ in thousands
For the three months ended
September 30, 2016

Balance as at
June 30, 2016	26,597	77,724	3,320	(1,980)	547	(14,011)	92,197	(463)	91,734
Loss for the period	-	-	(434)	-	-	-	(434)	(100)	(534)
Other comprehensive income	-	-	-	-	(432)	1,146	714	-	714
Total comprehensive income	-	-	(434)	-	(432)	1,146	280	(100)	180
Own shares acquired	-	-	-	(3)	-	-	(3)	-	(3)
Balance as at
September 30, 2016	26,597	77,724	2,886	(1,983)	115	(12,865)	92,474	(563)	91,911

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (cont’d)

								Non- controlling	Total
	Attributable to owners of the Company							interests	Equity
					Translation
			Retained		Reserve	Presentation
			Earnings		from	Currency
	Share	Share	(accumulated	Treasury	foreign	translation
	capital	premium	deficit)	shares	operations	Reserve	Total
	Unaudited
	US$ in thousands
For the nine months ended
September 30, 2015

Balance as at
January 1, 2015	26,180	76,932	(353)	(522)	955	(9,082)	94,110	16	94,126
Income for the period	-	-	7,672	-	-	-	7,672	(184)	7,488
Other comprehensive loss	-	-	-	-	(219)	(4,968)	(5,187)	-	(5,187)
Total comprehensive income	-	-	7,672	-	(219)	(4,968)	2,485	(184)	2,301
Treasury stock	-	-	-	(564)	-	-	(564)	-	(564)
Cost of share-based payments	-	79	-	-	-	-	79	-	79
Warrants and options exercise	417	784	-	-	-	-	1,201	-	1,201
Balance as at
September 30, 2015	26,597	77,795	7,319	(1,086)	736	(14,050)	97,311	(168)	97,143

								Non- controlling	Total
	Attributable to owners of the Company							interests	Equity
					Translation
					reserve	Presentation
					from	Currency
	Share	Share	Retained	Treasury	foreign	translation
	capital	premium	earnings	shares	operations	Reserve	Total
	Unaudited
	US$ in thousands
For the three months ended
September 30, 2015

Balance as at
June 30, 2015	26,240	76,940	2,363	(522)	1,654	(14,541)	92,134	(103)	92,031
Income for the period	-	-	4,956	-	-	-	4,956	(65)	4,891
Other comprehensive loss	-	-	-	-	(918)	491	(427)	-	(427)
Total comprehensive income	-	-	4,956	-	(918)	491	4,529	(65)	4,464
Treasury stock	-	-	-	(564)	-	-	(564)	-	(564)
Cost of share-based payments	-	55	-	-	-	-	55	-	55
Warrants and options exercise	357	800	-	-	-	-	1,157	-	1,157
Balance as at
September 30, 2015	26,597	77,795	7,319	(1,086)	736	(14,050)	97,311	(168)	97,143

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows

	For the Nine Months ended September 30,		For the Three Months ended September 30
	2016	2015	2016	2015
	Unaudited
	US$ in thousands
Cash flows from operating activities
Income (loss) for the period	(2,205)	7,488	(534)	4,891
Adjustments for:
Financing (income) expenses, net	4,522	(940)	1,767	387
Forward gain paid	-	223	-	223
Depreciation	3,654	3,694	1,136	1,238
Share-based payment	1	79	-	55
Share of profits of equity accounted investees	(1,097)	(1,112)	(785)	(895)
Change in trade receivables	22	(33)	266	(128)
Change in other receivables and prepaid expenses	(998)	79	(154)	2,385
Change in other assets	(537)	(2,184)	(424)	2,186
Change in accrued severance pay, net	-	(1)	-	(1)
Change in trade payables	122	(71)	(2)	(22)
Change in accrued expenses and other payable	66	1,253	581	(4,283)
Income tax expense (tax benefit)	568	(2,122)	259	(2,830)
Income taxes paid	-	(188)	-	(93)
Interest received	176	109	32	16
Interest paid	(1,921)	(1,688)	(326)	(239)
Net cash provided by operating activities	2,373	4,586	1,816	2,890

Cash flows from investing activities
Advances on account of investments	(2,039)	-	(1,893)	-
Investment in equity accounted investees	(803)	(7,543)	-	(87)
Investment in restricted cash	(812)	(706)	(812)	(156)
Proceeds from Marketable Securities	2,011	-	1,003	-
Investment in Marketable Securities	(1,022)	(1,350)	(1,022)	-
Repayment of loan to an equity accounted investee	7,772	-	7,772	-
Proceeds from deposits	-	3,980	-	-
Net cash provided by (used in) investing activities	5,107	(5,619)	5,048	(243)

Cash flows from financing activities
Dividend distribution	(2,404)	-	-	-
Proceeds from options and warrants exercised	-	1,201	-	1,157
Proceeds from long-term and short term borrowings	182	11,064	92	10,154
Repayment of long-term loans and finance lease obligations	(736)	(894)	(91)	(470)
Repurchase of own shares	(11)	(564)	(3)	(564)
Net cash provided by (used in) financing activities	(2,969)	10,807	(2)	10,277

Exchange differences on balance of cash and cash equivalents	456	(960)	107	(43)
Increase in cash and cash equivalents	4,967	8,814	6,969	12,881
Cash and cash equivalents at the beginning of the period	18,717	15,758	16,715	11,691
Cash and cash equivalents at the end of the period	23,684	24,572	23,684	24,572

Ellomay Capital Ltd. and its Subsidiaries

Reconciliation of Net income to EBITDA

	For the Nine Months ended September 30,		For the Three Months ended September 30,
	2016	2015	2016	2015
	Unaudited
	US$ in thousands
Net income (loss) for the period	(2,205)	7,488	(534)	4,891

Financing expenses (income), net	4,522	(940)	1,767	387
Taxes on income	568	(2,122)	259	(2,830)
Depreciation	3,654	3,694	1,136	1,238
EBITDA	6,539	8,120	2,628	3,686